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                                                                 Exhibit 23.2

                              Consent of KPMG LLP

We consent to the incorporation by reference of our report dated January 24, 2001, except as to note 8, which is as of February 7, 2001 (which includes an emphasis of a matter relating to the acquisition of all outstanding stock of Corsair Communications, Inc. by Lightbridge, Inc.), relating to the consolidated balance sheets of Corsair Communications, Inc. as of December 31, 2000, and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the Form 8-K of Lightbridge, Inc. dated June 4, 2001.

/s/ KPMG LLP
Mountain View, California
October 19, 2001